Exhibit 99.4

DBS, Singapore’s Largest Bank, Launches NICE Interaction Analytics
Solution to Enhance Customer Experience

DBS leverages analyses of customer interactions to streamline operations, improve customer satisfaction, and increase revenues

Singapore, August 22, 2012 – NICE Systems (NASDAQ: NICE) today announced that DBS Bank (NASDAQ: DBSDF) has successfully rolled out the NICE analytics-based Quality Optimization solution at its contact center in Singapore. This advanced NICE technology enables DBS, Singapore’s largest bank, to increase its contact center efficiency and improve customer satisfaction by reducing average call handle time and call volume.

DBS is the first bank in Singapore to implement NICE Interaction Analytics at its contact center, which handles over five million calls each year. The solution is specifically targeted at improving customer satisfaction and operational efficiency by providing comprehensive analyses of customer interactions and highlighting areas for improvement.

With NICE’s analytics technology, DBS can effectively identify the type of calls that require longer handling time – whether these relate to products or services. Once these calls are flagged, the analytics solution goes one step further to pinpoint the key phrases that repeat across these calls. The bank then uses this information to determine the underlying causes, such as unclear communications, process issues, or agent knowledge gaps.

DBS is also using NICE analytics to reduce call volume by improving first-contact resolution. This is done by identifying the reasons for repeat contact from the same customer – for instance, inquiries on payment status and online transactions. DBS can then tailor its responses to better address customer needs.

“As an Asian bank, serving our customers well and building strong bonds with them is important. NICE’s advanced analytics technology further enhances our capabilities to improve customer engagement. It also allows us to better equip our agents with skills and knowledge that help them provide better and more personalized service,” said Lena Low, Head of the DBS Customer Center. “We were very pleased with NICE’s support during the implementation process and we are confident that its advanced analytics technology will prove to be a significant advantage for improving productivity, workflow capabilities, and flexibility in meeting customer inquiries.”

The NICE Quality Optimization solution gives DBS overall visibility of the entire contact center operation and of individual agent performance. This enables DBS to evaluate employee performance and provide additional coaching where needed. Using all of these tools, DBS can streamline operations, create a distinct customer experience, and increase revenues.

“The successful implementation represents a further significant step in the long-term relationship between DBS and NICE and a strong collaboration for innovation in the customer service space,” said Sherie Ng, Managing Director, NICE South East Asia. “NICE will continue to support DBS’ vision to gain insights from customer interactions and deliver powerful business impact through operational excellence and sustainable growth in a fiercely competitive and complex environment.”

NICE analytics-based Quality Optimization is part of the NICE Enterprise offering, which addresses the needs of customer-centric businesses with intent-based solutions. Driven by real-time, cross-channel analytics, NICE provides solutions for increasing revenue, enhancing customer experience, improving regulatory compliance, and optimizing contact center and back office operations. NICE Enterprise solutions are implemented by contact centers of all sizes, branches, trading floors and back offices.

About DBS – Living, Breathing Asia
DBS (NASDAQ: DBSDF) is a leading financial services group in Asia, with over 200 branches across 15 markets. Headquartered and listed in Singapore, DBS is a market leader in Singapore with over four million customers and also has a growing presence in the three key Asian axes of growth, namely, Greater China, Southeast Asia and South Asia. The bank's strong capital position, as well as "AA-" and "Aa1" credit ratings that are among the highest in the Asia-Pacific region, earned it Global Finance's "Safest Bank in Asia" accolade for four consecutive years, from 2009 to 2012. www.dbs.com

About NICE Systems
NICE (NASDAQ: NICE) is the worldwide leader of software solutions that deliver strategic insights by capturing and analyzing mass quantities of structured and unstructured data in real time from multiple sources, including phone calls, mobile apps, emails, chat, social media, and video. NICE’s solutions enable organizations to take the Next-Best-Action to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Ng, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.